UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.  2    )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Mediclinic International Limited
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

Republic of South Africa
(Jurisdiction of Subject Company’s Incorporation or Organization)

Al Noor Hospitals Group plc
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Gert Cornelis Hattingh

Executive: Group Services and Company Secretary, Mediclinic International

Mediclinic Offices , Strand Road, Stellenbosch, 7600

South Africa

Tel:  +27 21 809 6500
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with copies to:

Ronald Lavater

Al Noor Specialty Clinic Building, Shabia-10, Mussafah
Abu Dhabi, United Arab Emirates
Tel: +971 2406 6900

Jason Manketo
Linklaters LLP
1 Silk Street
London EC2Y 8HQ
United Kingdom
Tel: +44 207 456 2000

George A. Stephanakis
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR
United Kingdom
Tel: +44 (0) 20 7453 1040

17 November 2015

Date Business Combination Commenced

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

The following documents are attached as exhibits to this form CB:

Exhibit No.	Document
99.1*	Combined Circular to Mediclinic Shareholders
99.2*	South African Prospectus

* Previously furnished on Form CB to the Securities and Exchange Commission on 18 November 2015.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933 is included in the Combined Circular to Mediclinic Shareholders and the South African Prospectus.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

Exhibit No.	Document
99.3*	Joint transaction announcement dated 14 October 2015 made by Al Noor Hospitals Group plc and Mediclinic International Limited
99.4**	Announcement of Shareholder Approval and General Meeting Results dated 15 December 2015 made by Al Noor Hospitals Group plc
99.5	Update on Competition Process and Revised Timetable of Principal Events dated 19 January 2016 made by Al Noor Hospitals Group plc

* Previously furnished on Form CB to the Securities and Exchange Commission on 18 November 2015.

** Previously furnished on Form CB to the Securities and Exchange Commission on 15 December 2015.

(2)                       Not applicable.

(3)                       Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent on Form F-X was filed by Al Noor Hospitals Group plc with the Securities and Exchange Commission concurrently with the filing of Form CB on 18 November 2015.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ronald Lavater
(Signature)

Ronald Lavater, CEO
(Name and Title)

20 January 2016
(Date)